                                                    Filed by Gart Sports Company

                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                     Subject Company: The Sports Authority, Inc.
                                                     Commission File No: 1-13426

[to be customized as necessary]

[name
company
address]

                                                               February 20, 2003

Dear [Valued Vendor]:

    Because of your significant role in our business, I want to make sure you hear from me first-hand about an important development Gart Sports announced today. Gart Sports and The Sports Authority have agreed to combine our two companies in a merger of equals. The new company will be the nation's preeminent sporting goods retailer.

    We believe that the new combined company will provide a greater long-term opportunity for us--and for our suppliers, customers and employees--with capabilities and opportunities on a scale much broader than would have been possible for either Gart Sports or The Sports Authority on a stand-alone basis.

    For the recreational and sporting goods consumer who is looking for great selection, great service and great price, we believe that today's announcement will provide both companies with the size and strength to compete with anyone, anywhere in the country and serve customers better.

    In addition to being an excellent fit from a geographic perspective, Gart Sports and The Sports Authority's people and operating philosophies are very similar. We'll have some of the most talented and experienced managers in sporting goods retail working toward the same goals. As mentioned in the attached press release, we anticipate the transaction to close in the third quarter of 2003. As we complete this process, the companies will be working together with you to ensure smooth a transition.

    We are excited about how today's announcement will enhance Gart Sports and The Sports Authority and look forward to working with you for many years to come. Should you have additional questions, please feel free to call on your customary relationship manager.

Very truly yours,

Doug Morton
Chief Executive Officer

    The foregoing may contain, in addition to historical information, certain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those currently anticipated as a result of a number of factors, including risks and uncertainties discussed in Gart Sports and Sports Authority's filings with the Securities and Exchange Commission. Those risks include, among other things, the competitive environment in the sporting goods industry in general and in the specific market areas of Gart Sports and Sports Authority, consumer confidence, changes in discretionary consumer spending, changes in costs of goods and services and economic conditions in general, and in the companies' specific market areas, unseasonable weather and those risks generally associated with the integration of the companies. There can be no assurance that the merger will close, as to the timing of the closing, that the companies will be integrated successfully or without unanticipated costs or that anticipated synergies or other benefits will be realized. The companies assume no obligation to update any forward-looking statements as a result of new information or future events or developments.

    GART SPORTS AND SPORTS AUTHORITY STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS WHICH WILL BE FILED BY GART SPORTS AND THE SPORTS AUTHORITY WITH THE SEC. THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE MERGER. When documents are filed with the SEC, they will be available for free at the SEC's website at www.sec.gov. Documents are also available for free from the contact persons listed below.

    Gart Sports, Sports Authority and their directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Reference is also made to the companies' latest annual reports and annual stockholder's meetings proxy statements as filed with the SEC, including Gart Sport's Proxy Statement for its Annual Meeting held on
June 7, 2002 and Sports Authority's Proxy Statement for its Annual Meeting held on May 30, 2002, which may be obtained for free in the manner set forth above.

CONTACTS:

FOR GART SPORTS
Alexandra Elliott
Director of Public Relations
T: (303) 863-2633
AELLIOTT@GARTSPORTS.COM

Thomas T. Hendrickson
Executive Vice President and Chief Financial Officer
T: 303-863-2293

FOR THE SPORTS AUTHORITY
George Mihalko
Vice Chairman, Chief Administrative Officer and Chief Financial Officer
T: 954-677-6360